james grandolfo Partner – Milbank LLP Registered Foreign Lawyer (New York) 30/F Alexandra House | 18 Chater Road | Central | Hong Kong T: +852.2971.4848 jgrandolfo@milbank.com | milbank.com

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 31, 2025

Re:	Hotel101 Global Holdings Corp.

Hotel101 Global Pte. Ltd.

Amended Draft Registration Statement on Form F-4

Submitted March 11, 2025

CIK No. 0002054507

Dear Ms. Kellie Kim, Mr. Isaac Esquivel, Mr. Ruairi Regan and Ms. Brigitte Lippmann,

On behalf of Hotel101 Global Holdings Corp. (the “Company” or “HBNB”) and Hotel101 Global Pte. Ltd. (“Hotel101 Global,” and together with the Company, the “Co-Registrants”), we respectfully submit this letter setting forth the responses of the Co-Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 25, 2025 (the “Comment Letter”) with respect to the amended draft registration statement on Form F-4 filed with the Commission on March 11, 2025 (the “Amended Draft Registration Statement”). Concurrently with the submission of this letter, the Company has submitted Confidential Draft Submission No. 3 of the draft registration statement on Form F-4 through EDGAR (the “Revised Draft Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Co-Registrants’ responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement. The changes reflected in the Revised Draft Registration Statement include those made in response to the Staff’s comments as well as other updates.

March 31, 2025	Page 2

Amended Draft Registration Statement on Form F-4

Risk Factors, page 22

1.	Refer to prior comment 10. Please specifically describe the “development properties and other property and equipment” owned by the Hotel Development Subsidiaries and referenced on page 5 of your response, including whether these assets are fee simple interests in real estate or if these companies hold properties in other forms. To the extent any of such assets may be securities, including because real estate interests are owned in the form of interests in limited liability companies or other equity interests, please describe their value and provide your detailed legal analysis describing why such interests are not investment securities as defined in section 3(a)(2) of the Investment Company Act of 1940.

The “development properties and other property and equipment” referenced on page 5 of the Co-Registrants’ March 11, 2025, response letter to the Staff (the “March 11, 2025 Response”) are the primary assets of Tokutei Mokuteki Kaisha Hotel101 Niseko (“TMK”) and Hotel101 Madrid SLU (“Hotel101 Madrid”), two of Hotel101 Global’s “Hotel Development Subsidiaries” (subsidiaries that directly own and develop condominium hotel (“condotel”) projects). These assets consist almost entirely of development properties (“Development Properties”) shown on the Hotel101 Global Consolidated Statements of Financial Position as of June 30, 2024, and December 31, 2023, included in the Co-Registrants’ Draft Registration Statement on Form F-4 filed March 11, 2025, and described in the related notes. As described therein, Development Properties are the land, buildings, and construction-in-progress for the condominium hotels that are owned and being developed by the Hotel Development Subsidiaries with a view to the eventual sale of individual condotel units once development is completed.

The Hotel Development Subsidiaries’ respective holdings of Development Properties at June 30 and December 31, 2024 were as follows (in approximate numbers):

●	TMK: $17.6 million in Development Properties (out of $17.9 million total assets excluding cash) at June 30, 2024; $17.6 million in Development Properties (out of $17.8 million total assets excluding cash) at December 31, 2024

●	Hotel101 Madrid: $26.5 million in Development Properties (out of $30.8 million total assets excluding cash) at June 30, 2024; $29.8 million (out of $32.3 million total assets excluding cash) at December 31, 2024

Hotel101 Madrid also held other property & equipment, consisting primarily of its rights of use and leasehold improvements relating to the premises leased as a showroom for its condotel, of approximately $0.4 million at June 30, 2024 and $0.3 million at December 31, 2024. This is the “other property and equipment” included in “development properties and other property and equipment” in the March 11, 2025 Response.

Hotel101 Global also has a third Hotel Development Subsidiary, Hotel101 Los Angeles LLC (“Hotel101 LA”). Hotel101 LA held no material assets other than prepaid expenses at June 30, 2024, but as of December 31, 2024 held Development Properties of approximately $14.9 million (out of total assets excluding cash of approximately $15.0 million).

Each Hotel Development Subsidiary directly holds fee simple interests in the real estate properties described above. Because the properties are held directly and not through equity or other interests in limited liability companies or other vehicles, the Co-Registrants do not consider any portion of the “development properties and other property and equipment” held by the Hotel Development Subsidiaries to be “securities” or “investment securities” within the meaning of section 3(a)(2) of the Investment Company Act of 1940 (the “ICA”).

March 31, 2025	Page 3

2.	Please update the table of “Hotel101 Global’s Assets at June 30, 2024 (Unconsolidated)” on page 4 of your response letter (the “Hotel101 Global Table”) to present data as of the Company’s most recent fiscal quarter ended. See generally section 2(a)(41) (defining value “with respect to other securities and assets owned at the end of the last preceding fiscal quarter…” as “fair value at the end of such quarter, as determined in good faith by the board of directors”).

Below is an expanded and updated Hotel101 Global Table that provides approximate values of Hotel101 Global’s assets on an unconsolidated basis as of December 31, 2024, on a pro forma basis after giving effect to the Business Combination, including the January 21, 2025, acquisition by Hotel101 Global of 40% of the outstanding shares of HOA.

Hotel101 Global’s Assets at December 31, 2024 (Unconsolidated and Unaudited)

(in US$ millions)
Cash on hand and in bank accounts	$7.8
Equity in wholly owned subsidiaries of Hotel101 Global	19.8
Hotel101 EU SARL (“Hotel101 EU”)	$12.2
Hotel101 Japan One Pte. Ltd. (“Japan One”)	4.3
Hotel101 Japan Two Pte. Ltd. (“Japan Two”)	1.3
Hotel101 LA Holdings LLC (“Hotel101 USA”),)	2.0
Hotel101 Management Japan Kabushiki Kaisha (“KK”)	<0.1
Hotel101 Marketing Pte. Ltd. (formerly known as Hotel101 Sales Pte. Ltd.) (“Hotel101 Marketing”)	<0.1
Debt of wholly owned subsidiaries of Hotel101 Global	44.6
Hotel101 EU	16.9
Japan One	5.2
Japan Two	8.4
Hotel101 Los Angeles LLC (“Hotel101 LA”)	13.1
Tokutei Mokuteki Kaisha Hotel101 Niseko (“TMK”)	0.2
Others	0.8
Due from stockholders or other related parties	0.9
Property & equipment	5.8
Prepaid expenses and other current assets and receivables	3.6
Equity in affiliate (Hotel of Asia, Inc. (“HOA”))	14.5
Total Assets	$96.1

As the Staff notes, the test of investment company status in ICA Section 3(a) is based on a company’s asset “values,” as defined in ICA Section 2(a)(41). Because none of Hotel101 Global’s assets are “securities for which market quotations are readily available,” their “values” under Section 2(a)(41) are their fair values at the end of the last preceding fiscal quarter, as determined in good faith by the board of directors, in the case of securities and other assets owned at such time, or in the case of securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.1

[1]	Because the HOA interest was acquired after the end of the last preceding fiscal quarter, the “value” definition technically calls for it to be valued at cost. The consideration exchanged for the HOA interest was 1,987,239 shares, representing approximately 15.8% of the outstanding shares of Hotel101 Global. However, because the transfer was part of the larger Restructuring and not a stand-alone sale negotiated at arm’s length, and because in future fiscal quarters the shares must be valued at fair value for purposes of the Co-Registrants’ ICA status determination, the Hotel101 Global Board of Directors included the HOA shares in their fair value determination (as described below), and the Co-Registrants’ ICA analysis included in this response letter is based on that fair value determination.

March 31, 2025	Page 4

As noted in the March 11, 2025 Response, the Co-Registrants believe that the book values of the Hotel101 Global assets and the HOA interest represent reasonable approximations of those assets’ fair values, that is, the amounts that Hotel101 Global might reasonably expect to receive for such assets in an arm’s-length sale. On March 29, 2025, the Board of Directors of Hotel101 Global adopted a resolution confirming its good-faith determination that the values shown in the revised Hotel101 Global Table above represent the fair values of the assets shown as of the last day of the preceding fiscal quarter.

3.	Please clarify why the Hotel101 Global Table does not include recordings for the equity of Hotel101 LA Holdings LLC and Hotel 101 Management Japan Kabushiki Kaisha, which page 6 of the Summary of the Proxy Statement/Prospectus appears to indicate will be directly owned subsidiaries immediately upon completion of the Business Combination. To the extent that these subsidiaries will, in fact, be directly owned, please revise the table to set forth the value of these equity interests. Please also describe your analysis regarding why such interests are not investment securities as defined in section 3(a)(2).

The updated Hotel101 Global Table included in the response to Comment 2 above shows the value of Hotel101 Global’s equity in Hotel101 LA Holdings LLC (“Hotel101 USA”) and Hotel 101 Management Japan Kabushiki Kaisha (“KK”) as well as Hotel101 Global’s direct subsidiary Hotel101 Marketing. The shares in these subsidiaries are not “investment securities” as defined in ICA Section 3(a)(2), which provides in relevant part that “investment securities” do not include “securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [ICA Section 3(c)(1) or 3(c)(7)].” The basis for this determination is summarized below:

●	Hotel101 Global directly owns all the outstanding voting securities of each of Hotel101 USA, KK, and Hotel101 Marketing. Each is therefore a “majority-owned subsidiary” of Hotel101 Global within the meaning of Section 3(a)(2).[2]

●	None of such subsidiaries is an investment company or a company that relies on the Section 3(c)(1) or 3(c)(7) exception:

o	Hotel101 USA’s sole asset is its equity in Hotel101 LA, representing all the outstanding voting securities of Hotel101 LA. Hotel101 LA is therefore a majority-owned subsidiary of Hotel101 USA, and Hotel101 USA will not be an investment company under ICA Section 3(a)(1)(C) provided Hotel101 LA is not itself an investment company and does not rely on ICA Section 3(c)(1) or 3(c)(7).

▪	Hotel101 LA is a Hotel Development Subsidiary. Its sole material asset as of December 31, 2024, is approximately $15 million in Development Properties, consisting of the land acquired in 2023 to serve as the site of a condominium hotel project. Such Development Properties represent over 99% of its total assets. Therefore: Hotel101 LA is not an investment company under ICA Section 3(a)(1)(C) (and is not relying on Section 3(c)(1) or 3(c)(7)); securities of Hotel101 LA are not “investment securities” in the hands of Hotel101 USA; Hotel101 USA also is not an investment company under ICA Section 3(a)(1)(C); and Hotel101 Global’s equity in Hotel101 USA is not an “investment security” as defined in ICA Section 3(a)(2).

[2]	ICA Section 2(a)(24) provides that a “‘[m]ajority-owned subsidiary’ of a person means a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

March 31, 2025	Page 5

o	KK was formed to serve as the manager and operator of the condominium hotel under development by TMK and future Hotel101 Global condotel projects in Japan. As of December 31, 2024, it has no material assets and does not hold any securities. Therefore, KK is not an investment company under Section 3(a)(1)(C) (and is not relying on Section 3(c)(1) or 3(c)(7)), and Hotel101 Global’s equity in KK is not an “investment security” as defined in ICA Section 3(a)(2).

o	Hotel101 Marketing was formed primarily to serve as the holding company for marketing subsidiaries of Hotel101 Global. As of December 31, 2024, over 75 percent of its total assets consist of directly held property and equipment, in the form of rights of use and leasehold improvements relating to office premises.[3] Accordingly, Hotel101 Marketing is not an investment company under Section 3(a)(1)(C) (and is not relying on Section 3(c)(1) or 3(c)(7)) and Hotel101 Global’s equity in Hotel101 Marketing is not an “investment security” as defined in ICA Section 3(a)(2).

4.	Please provide a more comprehensive, detailed legal analysis regarding whether the (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. In your description of the Company’s assets and income, please (i) specifically describe the amount of assets represented by the Company’s interest in Hotel of Asia, Inc., (ii) how much income you expect to be attributable to the Company’s interest in Hotel of Asia, Inc., and (iii) describe and discuss any other substantive determinations and/or characterizations of assets (as securities or not) that are material to your analysis.

In evaluating a company’s area of primary business engagement for purposes of investment company status determination, the SEC has applied the five-factor test put forth in In the Matter of Tonopah Mining Co. of Nevada, 26 SEC 426 (1947) (“Tonopah Mining”). The Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its assets; and (v) the sources of its income. The Co-Registrants believe it is clear from consideration of these factors that Hotel101 Global (and, following the Business Combination, HBNB through Hotel101 Global) is primarily engaged in an operating business – namely, the business of owning and developing condominium hotel properties and, once they become operational, managing the hotels and selling individual units therein – and not in the business of investing, reinvesting, or trading in securities under ICA Section 3(a)(1)(A) of the investment company definition.

[3]	Hotel101 Marketing also had one wholly owned subsidiary at December 31, 2024, Hotel101 Marketing HK Limited, and subsequently formed a second wholly owned subsidiary, Hotel101 Marketing Japan GK. These subsidiaries will serve as marketing companies for Hotel101 Global in their respective jurisdictions (Hong Kong and Japan). Hotel101 Marketing’s equity in these subsidiaries does not have material value.

March 31, 2025	Page 6

We note that the Staff requests an analysis applying the Tonopah Mining factors to both “(i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries.” The Co-Registrants do not have any unconsolidated subsidiaries. Inasmuch as HBNB has no “business” other than to become the parent company of Hotel101 Global through the Business Combination, and following the Business Combination will hold all of its assets, conduct all of its operations, and derive all of its income through Hotel101 Global, the Co-Registrants believe HBNB’s status under the five-factor test derives from that of Hotel101 Global, and accordingly the discussion below addresses the Tonopah Mining factors as applied to Hotel101 Global.

Historical Development

Hotel101 Global’s brief operating history clearly demonstrates its primary engagement, through wholly owned subsidiaries, in the business of owning and developing condominium hotel projects with a view to profiting from selling individual condotel units to customers and managing completed projects (such business, the “Hotel Development Business”).

Hotel101 Global was incorporated and registered in Singapore on July 28, 2022, as an indirect subsidiary of DoubleDragon Corporation (“DoubleDragon”). Previously, DoubleDragon had created a condominium hotel business in the Philippines through HOA; Hotel101 Global was formed to serve as a holding company through which to expand the condominium hotel business to parts of the world outside of the Philippines.

Since forming Hotel101 Global, DoubleDragon has conducted all condominium hotel business outside of the Philippines through Hotel101 Global and its wholly owned subsidiaries. In 2022, Hotel101 Global acquired the site for development of its first hotel project, in Japan, and in 2023 acquired the site for its second project, in Spain. In late 2023 and 2024, Hotel101 Global secured and acquired property in Los Angeles, California, to serve as the site for its third hotel project. Hotel101 Global commenced construction of its hotels on the properties in Japan and Spain in 2023 and 2024, respectively. As of December 31, 2024, construction of its 482-room hotel in Japan was 10.70% complete, and construction of its 680-room hotel in Spain was 16.11% complete. All of the foregoing activities were conducted by Hotel101 Global directly or through its wholly owned Hotel Development Subsidiaries.

In 2024, Hotel101 Global also signed the Merger Agreement, which provides for transactions that include the transfer to Hotel101 Global by DoubleDragon of 40% of the shares of HOA, as well as certain office premises in Singapore. Hotel101 Global considers its acquisition of the HOA interest to have strategic importance to its primary business, given the significant overlap of lines of business, customer base, operating platform (the condominium hotels of the two companies share a single app, where no distinction is presented to visitors) and its ability, as the largest direct shareholder of HOA, to exercise influence over HOA’s operations. Although Hotel101 Global will not control HOA, it will have the power to participate in HOA’s financial and operating policies and will be accounted for as an equity method associate of Hotel101 Global. Although the Co-Registrants believe the association with HOA will be complementary to the Hotel Development Business they conduct through their wholly owned subsidiaries, HOA will represent a relatively small component of Hotel101 Global overall, as reflected by the consideration (15% of Hotel101 Global’s total equity) exchanged for the HOA stake.

March 31, 2025	Page 7

Public Representations of Policy

Hotel101 Global and its subsidiaries have consistently held themselves out in their public statements and communications as engaging primarily in the Hotel Development Business. Its business model, and its marketing communications to potential customers, are focused on (i) the upfront sale of units in its hotel developments and (ii) the subsequent management of these units as hotel operator.

Activities of Officers and Directors

Hotel101 Global’s officers spend substantially all their time on the Hotel Development Business, including: considering locations for potential Hotel Development Projects to be developed through wholly owned subsidiaries; negotiating and overseeing the construction, development, and financing of such Hotel Development Projects; managing marketing to potential purchasers of condotel units; and preparing to manage and operate hotels once completed. With the exception of Hotel101 Global’s Chief Executive Officer, who devotes a small percentage of her time to management of the company’s cash and working capital (largely held in bank accounts and short-term time deposits), no member of management spends time selecting or managing investments or cash balances.

Hotel101 Global’s directors are primarily officers of DoubleDragon whose career expertise is in direct ownership, development, and management of hotels and other real properties. None of the directors is a securities investment professional. The directors spend substantially all their time in their capacity as directors of Hotel101Global overseeing the company’s Hotel Development Business.

Nature of Assets

The composition of Hotel101 Global’s assets on an unconsolidated basis is discussed in detail in the Co-Registrants’ responses to Comments 2 and 3 above. As indicated in the Hotel101 Global Table, assets that are not “investment securities” for purposes of ICA Section 3(a)(1)(C) (“good” assets) represent at least 79.5% of the company’s total assets excluding cash:

Non-Investment Security (“Good”) Assets	(in US$ millions)
Equity in non-investment company majority-owned subsidiaries:	$19.8
Debt of non-investment company majority-owned subsidiaries:	44.6
Property & equipment:	5.8
Total “good” assets:	At least $70.2
Total assets (excluding cash and US Government securities4):	$88.3
“Good” asset percentage:	At least 79.5%

Accordingly, the HOA interest, to the extent it is an “investment security,” together with any other assets that may be considered investment securities, represents at most 20.1% of the value of Hotel101 Global’s total assets excluding cash on an unconsolidated basis, and Hotel101 Global is not an investment company under the 40% test in Section 3(a)(1)(C) (which generally provides that an “investment company” includes an issuer “that owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis”).

[4]	Hotel101 Global did not hold any US Government securities at December 31, 2024.

March 31, 2025	Page 8

Although Section 3(a)(1)(C) is not an exception from the investment company definition – a company that “passes” the 40% test can still be an investment company under Section 3(a)(1)(A) if, all facts and circumstances considered, it is primarily engaged in an investment company business – Congress and the SEC in 1940 intended that Section 3(a)(1)(C) “would effectively exclude most ordinary holding and industrial companies from the [Investment Company] Act’s prohibitions and regulatory provisions.”5 As a rule, companies that are not investment companies under Section 3(a)(1)(C) also are not investment companies under Section 3(a)(1)(A), outside recognized exceptions, such as companies that hold themselves out as investment companies, or “special situation investment companies,” such as private equity funds, that acquire control of other companies primarily for the purpose of profiting through the resale of their securities. Hotel101 Global’s interest in HOA is not held with a view to resale but rather as a long-term holding and affiliation ancillary to Hotel101 Global’s Hotel Development Business.

Considering the nature of Hotel101 Global’s assets together with its consolidated subsidiaries similarly reflects the predominance of operating assets. Based on preliminary December 31, 2024 consolidated financial statements, Development Properties and property & equipment together represent over 76% of total assets excluding cash on a consolidated basis, giving pro forma effect to acquisition of the HOA interest.

In short, Hotel101 Global’s asset profile is strongly indicative of its primary engagement in the Hotel Development Business. Moreover, as discussed in the March 11, 2025 Response, Hotel101 Global’s future business activities, focused on continued development of and investment in the existing projects of its Hotel Development Subsidiaries and identifying, undertaking, and investing in additional projects through wholly owned subsidiaries, are expected to increase the predominance of real estate and other non-investment security assets on the balance sheet of the Co-Registrants and their consolidated subsidiaries.

Sources of Income

Given that all of Hotel101 Global’s existing hotel projects are still under development, whereas HOA’s are operational, relative income from wholly owned subsidiaries versus the HOA interest is not the most meaningful indicator of Hotel101 Global’s business focus or the sources from which it ultimately anticipates the greatest prospect of profits. However, preliminary results for the most recent fiscal year indicate that sources of revenue from its wholly owned subsidiaries already exceed its pro forma share of income from the HOA interest:

Hotel101 Global Estimated Revenue – Year Ended December 31, 2024 (consolidated)	(in US$ millions) (approximate)
Revenue from real estate sales (pre-sales of Japan and Madrid hotel units) through wholly owned subsidiaries:	$5.5
Pro forma share of income from HOA 40% interest:	1.8

[5]	See Investment Company Act Release 10937 (Nov. 13, 1979), text accompanying notes 8 and 11.

March 31, 2025	Page 9

As the Co-Registrants increase investment in and focus on projects through their wholly owned subsidiaries, they expect the HOA interest to account for a decreasing portion of its sources of income over time.

The SEC Staff has said that, in determining a company’s primary engagement, it considers of first importance “the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.”6 Although the Co-Registrants cannot ensure or predict future gains or losses, they believe it is clear from the factors above that the Hotel Development Business engaged in through their wholly owned subsidiaries is the business through which they primarily seek to profit and to which they devote the vast majority of their assets and managerial efforts.

Background of the Merger, page 97

5.	We note your revised disclosure that Merdeka’s role as financial advisor to HBNB for the Business Combination includes advising on the structure of the transaction and assisting HBNB in negotiating certain agreements documenting the transaction; however, we see no references to Merdeka in this section. Please revise or advise.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 100 of the Revised Draft Registration Statement.

JVSPAC Board’s Review of Valuation, page 103

6.	We note your revised disclosure in response to prior comment 19. It remains unclear how the revenue earnout target of $113.3 million was determined in reaching the valuation of HBNB. We note your disclosure that for Hotel101-Madrid, HBNB’s management expects approximately 70 percent of the total units, to be sold by December 31, 2025 and for Hotel101-Niseko, HBNB’s management expects that approximately 30 percent of the total units will be sold by December 31, 2025. Please provide the analysis previously requested including clarification of what proportion of the $113.3 of revenue is expected to be generated from sales of units and what proportion will be generated from management fees.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 105 and 106 of the Revised Draft Registration Statement.

7.	We note your revisions in response to prior comment 20; however, it remains unclear how you concluded that the 2020 historical performance of Airbnb more closely aligns with HBNB’s current stage of development. We note that Airbnb had consolidated total revenue of $3.38 billion for the full year ended December 31, 2020 whereas it remains unclear what revenues you will generate in 2025. It is also unclear whether the sources of your revenues are comparable to Airbnb as it appears you intend to generate those revenues in part from the sales of your hotel units which would appear to be one time sources of revenue rather than recurring revenues. Please tell us whether any adjustments were made to reflect differences in your business model compared to Airbnb and clearly explain those adjustments or explain how you concluded such adjustments were not required.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 104 – 106 of the Revised Draft Registration Statement.

[6]	Peavey Commodity Futures Funds, SEC No-Action Letter (June 2, 1983).

March 31, 2025	Page 10

Underwriting Agreement, page 154

8.	Please address the last sentence of prior comment 28 to clarify whether Maxim had any role in the identification or evaluation of business combination targets.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 155 of the Revised Draft Registration Statement.

Information about HBNB, HOTEL101 GLOBAL and HOA, page 159

9.	We note your response to prior comment 10 that HOA is controlled by DoubleDragon and not Hotel101 Global due to (i) DoubleDragon holding a 30% direct ownership interest in HOA and a 28.12% indirect ownership interest through its wholly owned subsidiary, DDPC Worldwide, which holds 70.31% of Hotel101 Global, (ii) DoubleDragon’s officers serving on HOA’s board of directors and occupying five out of the seven seats and (iii) the CEO of HOA being a DoubleDragon officer. Given you do not control HOA please substantially revise your disclosure throughout this section and elsewhere to clearly distinguish between your operating business which you control and HOA and to avoid any implication that you control the HOA business.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 159 – 165, 167 – 171, 175, 176 and 180 – 204 of the Revised Draft Registration Statement.

Business Strategies

Provide competitive returns to Unit Owners to establish a diversified and satisfied buyer population., page 162

10.	We note your revised disclosure regarding your Unit Owners’ Yield metric in response to our prior comment 29. Please further revise your disclosure to address the following:

●	Please clarify if the metric represents an average yield for all the units of Hotel101-Manila for the corresponding period where the total units’ revenue share is divided by the total units’ original purchase price. We note that your disclosure indicates the yields are calculated based on each unit’s revenue share for the corresponding period divided by such unit’s original purchase price;

●	Please clarify if each unit was sold for P2.98 million or if this represents an average selling price for all the units sold at Hotel101-Manila; and,

●	Please clarify how each unit owner’s share in room revenue is determined.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 162 of the Revised Draft Registration Statement.

March 31, 2025	Page 11

11.	It remains unclear how the yield on owners units of Hotel101-Manila controlled by HoA is material to investors in your business given your investments in hotels in Madrid. Niseko and Los Angeles. Please clarify the purpose of this disclosure and how such disclosure is material to your investors. Also, tell us your consideration of discussing Unit Owners’ Yield for each of the other operating hotels (e.g., Hotel101- Fort and Injap Tower Hotel) or on an aggregate basis.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 162 and 163 of the Revised Draft Registration Statement.

Operations, page 167

12.	Please expand your description of your deferred payment schemes to clarify what proportion of your units are financed under such schemes and clarify the terms of such schemes including the typical amounts of any discounts and whether there are any interest payments or other premiums payable by deferred payment purchasers and the amounts of such payments if any.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 170 of the Revised Draft Registration Statement.

13.	Refer to prior comment 34. Given your business plan to generate revenue from your property projects through management fees, please further expand your description of the terms of the management agreements to describe such fees and any other payment terms to the company under such agreements.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 171 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Description of Transactions, page 260

14.	We note from your response to prior comment 38 that HOA’s activities are controlled by HOA’s management and Board of Directors, which is controlled by DoubleDragon, holding five out of seven director seats and that DoubleDragon remains a principal investor in both Hotel101 Global and HOA before and after the transfer of the 40% interest in HOA to Hotel101Global. We further note that Edgar J. Sia II (“Mr. Sia”) and Tony Tan Caktiong (“Dr. Tan Caktiong”) serve on HOA’s Board and are also major shareholders of DoubleDragon. Please explain to us in detail how you considered all related party relationships in your control analysis that led to your conclusion that Hotel101 Global does not also control HOA at the intermediate parent level. Your response should include your consideration of paragraph B18 of IFRS 10. Additionally, please provide us with the HOA and Hotel101 Global ownership interest held by DoubleDragon, Mr. Sia and Dr. Caktiong, respectively, before and after the transfer.

The Co-Registrants respectfully acknowledge the Staff’s comment and clarify below the assessment made in consideration of paragraph B18 of IFRS 10 regarding whether Hotel101 Global (an “Investor,” and together with DoubleDragon, the “Investors”) has sufficient rights to give it power over HOA (the “Investee”). The Co-Registrants have concluded that Hotel101 Global has neither control over HOA nor the ability to direct the activities of HOA after the purchase of 40% stake in HOA.

March 31, 2025	Page 12

B18 IFRS 10 Assessment	Investor: Hotel101 Global Investee: HOA
(a) The investor can, without having the contractual right to do so, appoint or approve the investee’s key management personnel who have the ability to direct the relevant activities.	DoubleDragon has the power to appoint and approve HOA’s key management personnel given its controlling direct and indirect ownership in HOA. Hotel101 Global, without the votes from DoubleDragon, cannot appoint key management personnel in HOA.
(b) The investor can, without having the contractual right to do so, direct the investee to enter into, or can veto any changes to, significant transactions for the benefit of the investor.	Hotel101 Global, without the votes from DoubleDragon, cannot enter into significant transactions nor can it veto any changes in HOA.
(c) The investor can dominate either the nominations process for electing members of the investee’s governing body or the obtaining of proxies from other holders of voting rights.	Hotel101 Global, without the votes or proxies from DoubleDragon, cannot dominate the nomination of HOA’s board and governing body.
(d) The investee’s key management personnel are related parties of the investor (for example, the chief executive officer of the investee and the chief executive officer of the investor are the same person).	None of the directors and key management officers of Hotel101 Global are directors and officers of HOA. Please refer to list of directors and officers for DoubleDragon, Hotel101 Global and HOA below.
(e) The majority of the members of the investee’s governing body are related parties of the investor.

Certain directors and officers of HOA are related parties of Hotel101 Global through the ownership of DoubleDragon and DDPC Worldwide Pte. Ltd. (“DDPC Worldwide”) but none of the related parties owns more than 20% indirect ownership in Hotel101 Global or have the practical ability to direct the relevant activities of Hotel101 Global unilaterally.

See below the ownership interest for DoubleDragon, DDPC Worldwide, Hotel101 Global and HOA.

Conclusion – Does the investor have the practical ability to control and direct the relevant activities of the investee unilaterally?	No. Hotel101 Global has no control over HOA and does not have the power to direct the activities of HOA.

An IFRS assessment has also been made to determine whether DDPC Worldwide has control over Hotel101 Global and HOA. DDPC Worldwide is a wholly-owned subsidiary of DoubleDragon and a special purpose vehicle with a primary purpose of holding investments for DoubleDragon outside of the Philippines. DDPC Worldwide has no operations and does not engage in property development. DDPC Worldwide is the immediate holding company of Hotel101 Global, owning 83.5% of its capital stock before the transfer of 40% of HOA from DoubleDragon to Hotel101 Global.

March 31, 2025	Page 13

After the transfer of DoubleDragon’s 40% stake in HOA to Hotel101 Global, DDPC Worldwide has a 28.1% indirect ownership interest in HOA through Hotel101 Global’s 40% investment in HOA. DDPC Worldwide remains the holder of the highest direct ownership in Hotel101 Global.

B18 IFRS 10 Assessment	Investor: DDPC Worldwide Investee: Hotel101 Global	Investor: DDPC Worldwide Investee: HOA
(a) The investor can, without having the contractual right to do so, appoint or approve the investee’s key management personnel who have the ability to direct the relevant activities.	DDPC Worldwide has the highest direct ownership in Hotel101 Global and has the power to appoint Hotel101 Global’s key management personnel.	DDPC Worldwide with an indirect ownership of 28.1%, has no power to significantly influence the appointment of HOA’s key management personnel.
(b) The investor can, without having the contractual right to do so, direct the investee to enter into, or can veto any changes to, significant transactions for the benefit of the investor.	DDPC Worldwide has the power to control the significant transactions and veto any changes in Hotel101 Global.	DDPC Worldwide with an indirect ownership of 28.1%, has no power to significantly influence the significant transactions and cannot veto any changes in HOA.
(c) The investor can dominate either the nominations process for electing members of the investee’s governing body or the obtaining of proxies from other holders of voting rights.	DDPC Worldwide can dominate the nomination process of the governing body of Hotel101 Global given that it has the highest direct ownership.	DDPC Worldwide, with an indirect ownership of 28.1%, cannot dominate the nominations of the governing body of HOA.
(d) The investee’s key management personnel are related parties of the investor (for example, the chief executive officer of the investee and the chief executive officer of the investor are the same person).	The CEO and director of Hotel101 Global (Ms. Marriana Henares Yulo) is a director of DDPC Worldwide.	Only two out of the seven directors of HOA are directors of DDPC Worldwide, with Mr Ferdinand J. Sia being the CEO of both DDPC Worldwide and HOA.
(e) The majority of the members of the investee’s governing body are related parties of the investor	The CEO and director of Hotel101 Global (Ms. Marriana Henares Yulo) is a director of DDPC Worldwide and the other two directors of DDPC Worldwide (Mr. Edgar Sia and Mr. Ferdinand Sia) are related parties of Hotel101 Global through the ownership of DoubleDragon in Hotel101 Global.	Only two out of the seven directors of HOA are directors of DDPC Worldwide.
Conclusion – Does the investor have the practical ability to control and direct the relevant activities of the investee unilaterally?	Yes. DDPC Worldwide has control and has the power to direct the activities of Hotel101 Global.	No. DDPC Worldwide has no control over HOA and has no power to direct the activities of HOA.

March 31, 2025	Page 14

Given the above assessments, DDPC Worldwide is an intermediate parent company who has the ability to control Hotel101 Global but not an intermediate parent of HOA. In addition, Hotel101 Global has no control over HOA. To further support the B18 assessment, the Co-Registrants also assessed paragraph B19 of IFRS 10 to consider any special relationships between Hotel101 Global and HOA.

B19 IFRS 10 Assessment for the Investment of Hotel101 Global in HOA
(a) The investee’s key management personnel who have the ability to direct the relevant activities are current or previous employees of the investor.	The key management personnels of HOA are not current and previous employees of Hotel101 Global. Please refer to list of directors and officers for DoubleDragon, Hotel101 Global and HOA below.

(b)  The investee’s operations are dependent on the investor, such as in the following situations:

(i)   The investee depends on the investor to fund a significant portion of its operations. The investor guarantees a significant portion of the investee’s obligations.

(ii) The investee depends on the investor for critical services, technology, supplies or raw materials.

(iii) The investor controls assets such as licences or trademarks that are critical to the investee’s operations.

(iv) The investee depends on the investor for key management personnel, such as when the investor’s personnel have specialised knowledge of the investee’s operations.

The operations of HOA are not dependent on Hote101 Global, including the items identified above.
(c) A significant portion of the investee’s activities either involve or are conducted on behalf of the investor.	No. The activities of HOA are separate from and not dependent on Hotel101 Global.
(d) The investor’s exposure, or rights, to returns from its involvement with the investee is disproportionately greater than its voting or other similar rights. For example, there may be a situation in which an investor is entitled, or exposed, to more than half of the returns of the investee but holds less than half of the voting rights of the investee.	Hotel101 Global’s rights to returns from HOA is based on its ownership in HOA.

The Co-Registrants concluded that Hotel101 Global has no special relationship with HOA based on an assessment under paragraph B19 of IFRS 10.

March 31, 2025	Page 15

Ownership interest of DoubleDragon and DoubleDragon’s Directors and Officers in Hotel101 Global and HOA before and after the transfer of 40% interest in HOA to Hotel101 Global:

Hotel101 Global Ownership

Shareholder	Before the 40% Transfer	After the 40% Transfer
DDPC Worldwide	83.5%	70.3%
Hotel101 Worldwide	16.5%	13.9%
DoubleDragon	0.0%	15.8%
	100.0%	100.0%

Ownership interest of DoubleDragon, and Double Dragon’s Directors and Officers:
DoubleDragon	95.1%	93.5%
Indirect ownership of DoubleDragon’s Directors and Officers:
Edgar J. Sia II	18.3%	18.0%
Tony Tan Caktiong	0.0%	0.0%
Ferdinand J. Sia	10.0%	9.8%
William Tan Untiong	0.0%	0.0%
Joseph Tanbuntiong	4.2%	4.1%
Rizza Marie Joy S. Javelona	5.0%	4.9%

HOA Ownership

Shareholder	Before the 40% Transfer	After the 40% Transfer
DoubleDragon	70.0%	30.0%
Hotel101 Global	0.0%	40.0%
Minority Shareholder	15.0%	15.0%
Minority Shareholder	15.0%	15.0%
	100.0%	100.0%

Ownership interest of DoubleDragon, and Double Dragon’s Directors and Officers:
DoubleDragon	70.0%	67.4%
Indirect ownership of DoubleDragon’s Directors and Officers:
Edgar J. Sia II	13.5%	13.0%
Tony Tan Caktiong	0.0%	0.0%
Ferdinand J. Sia	7.4%	7.1%
William Tan Untiong	0.0%	0.0%
Joseph Tanbuntiong	3.1%	2.9%
Rizza Marie Joy S. Javelona	3.7%	3.5%

March 31, 2025	Page 16

Please see below directors and officers of DoubleDragon, DDPC Worldwide, Hotel101 Global and HOA:

DoubleDragon’s (Investor) Directors and Officers	Position
Edgar J. Sia II	Director, Chairman and Chief Executive Officer
Tony Tan Caktiong	Director and Co-Chairman
Ferdinand J. Sia	Director and Vice Chairman
Rodolfo Ma. Allena Ponferrada	Director and President
William Tan Untiong	Director and Corporate Secretary
Joseph Tanbuntiong	Director and Assistant Corporate Secretary
Rizza Marie Joy S. Javelona	Treasurer and Chief Financial Officer
Marriana Henares Yulo	Chief Investment Officer

DDPC Worldwide’s (Investor) Directors and Officers	Position
Ferdinand J. Sia	Director and Chief Executive Officer
Edgar J. Sia II	Director
Marriana Henares Yulo	Director
Tan Cher Wee	Director

Hotel101 Global’s (Investor) Directors and Officers	Position
Marriana Henares Yulo	Director and Chief Executive Officer
Joselito L. Barrera Jr.	Director
Tan Cher Wee	Director
Rodolfo Ma. Allena Ponferrada	Executive Chairman
Jacy Ryan Tan Chua	Chief Financial Officer
Earl Ericson King Tanmantiong	Chief Technology Officer
Ng Kwang Hong Dennis	Chief Sales Officer
Catherine Ying Sau Chan	Chief Development Officer

HOA’s (Investee) Directors and Officers	Position
Edgar J. Sia II	Director and Chairman
Tony Tan Caktiong	Director and Co-Chairman
Chan Kiong Ki See	Director and Vice Chairman
Ferdinand J. Sia	Director, Chief Executive Officer and President
William Tan Untiong	Director and Corporate Secretary
Joseph Tanbuntiong	Assistant Corporate Secretary
Rizza Marie Joy S. Javelona	Director, Treasurer and Chief Financial Officer
Simon L. Paz	Director

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2024, page 269

15.	We note your revised disclosure to adjustment E in response to prior comment 39. We are unable to recalculate the investment cost of $14.5 million using the assumptions disclosed. Please explain to us in further detail how you determined the investment cost of $14.5 million and provide us with each specific input used in your calculation.

The Co-Registrants respectfully advise the Staff that under Revenue Regulations No. 20-2020 issued by the Philippine Bureau of Internal Revenue, the valuation of shares of stock not listed and traded in the local stock exchange shall be the book value based on the latest available financial statements duly certified by an independent public accountant. The $14.5 million investment cost is based on the latest available audited financial statements of Hotel of Asia, Inc. (unconsolidated). HOA’s shares are not traded in an active market and the only basis for the fair value is the latest book value of HOA.

March 31, 2025	Page 17

HOA’s total equity as of December 31, 2023 (the latest audited book value) was ₱2,013,738,315, with 40% equivalent to ₱805,495,326 ($14.5 million). Please see attached, as Annex A to this letter, the audited unconsolidated balance sheet of HOA as of December 31, 2023.

Dilution to JVSPAC’s Shareholders, page 274

16.	We note your revised dilution disclosure in response to prior comment 41. Please further revise your presentation to address the following:

●	Please update your dilution presentation as of JVSPAC Acquisition Corp.’s most recent balance sheet date; and

●	Please revise your dilution presentation to give effect to, while excluding the de- SPAC transaction itself, material probable or consummated transactions and other material effects on the SPAC’s net tangible book value per share from the de- SPAC transaction. For example, please tell us how the $2,000,000 extension payment from Hotel101 Global is reflected in your dilution presentation.

Please refer to Item 1604(c) of Regulation S-K.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 275 – 278 of the Revised Draft Registration Statement.

Please contact the undersigned by phone at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

/s/ James Grandolfo
James Grandolfo

cc:	Marriana Henares Yulo, Hotel101 Global Holdings Corp.

Marriana Henares Yulo, Hotel101 Global Pte. Ltd.

Albert Wong, JVSPAC Acquisition Corp.

Giovanni Caruso, Loeb & Loeb LLP

Annex A

HOTEL OF ASIA, INC.
(A Subsidiary of DoubleDragon Corporation)
SEPARATE STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2023		2022
ASSETS
Current Assets
Cash	6	P	163,805,075	P	349,623,804
Receivables	7, 30		1,746,180,820		2,026,033,643
Inventories	8		1,287,179,550		1,288,770,620
Advances to contractors	10		1,115,278,904		468,865,671
Due from a related party	26, 30		-		221,932,824
Prepaid expenses and other current assets	9		185,256,371		131,813,689
Total Current Assets			4,497,700,720		4,487,040,251
Noncurrent Assets
Installment contracts receivable - noncurrent	7		294,052,237		49,197,806
Property and equipment - net	11, 25		121,552,423		9,779,321
Investment property	12		1,778,817,500		1,188,021,000
Investment in an associate	14		495,365,731		470,780,485
Deposits for land acquisition	13		164,718,885		164,718,885
Investments in subsidiaries	15		116,251,763		116,251,763
Other noncurrent assets	16		4,819,021		6,163,959
Total Noncurrent Assets			2,975,577,560		2,004,913,219
		P	7,473,278,280	P	6,491,953,470
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and other current liabilities	17	P	3,354,756,039	P	2,639,540,359
Customer deposits	20		187,618,335		196,247,700
Due to related parties	26		473,140,983		181,233,472
Retention payable	18		42,410,803		89,667,105
Collection in excess of cost	21		69,505,275		67,786,469
Notes payable	19		5,561,756		7,956,145
Total Current Liabilities			4,132,993,191		3,182,431,250
Noncurrent Liabilities
Due to related parties - net of current portion	26		763,394,364		1,496,582,790
Deferred tax liability - net	28		416,694,761		287,229,055
Retention payable - net of current portion	18		101,162,529		34,754,897
Lease liabilities - net of current portion	27		15,646,138		-
Security deposits - net of current portion	27		1,079,900		1,079,900
Collection in excess of cost - net of current portion	21		16,047,255		83,900,679
Notes payable - net of current portion	19		-		5,551,890
Other noncurrent liabilities			12,521,827		1,112,792
Total Noncurrent Liabilities			1,326,546,774		1,910,212,003
Total Liabilities			5,459,539,965		5,092,643,253

Forward

		December 31
	Note	2023		2022
Equity
Capital stock	29	P	540,000,000	P	540,000,000
Additional paid-in capital	29		10,810,000		10,810,000
Retained earnings			1,462,928,315		848,500,217
Total Equity			2,013,738,315		1,399,310,217
		P	7,473,278,280	P	6,491,953,470

See Notes to the Separate Financial Statements.